UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	August 2026

Commission File Number	333-183376

(Translation of registrant's name into English)

Miramar Villas #21, Garden Drive, Paradise Island, Nassau, Bahamas

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXPLANATORY NOTE

On August 12, 2026, Xtra-Gold Resources Corp. (the “Company”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents:

● Unaudited consolidated interim statements for the six months ended June 30, 2026.

● Management’s discussion and analysis of financial conditions and results of operations for the six months ended June 30, 2026.

● Form 52-109F2 - Certification of interim filings – Full Certification on for the six months ended June 30, 2026, by the Company’s Chief Executive Officer (“CEO”); and

● Form 52-109F2 - Certification of interim filings – Full Certification on for the six months ended June 30, 2026, by the Company’s Chief Financial Officer (“CFO”).

SUBMITTED HEREWITH

Exhibit	Description of Exhibit

99.1	Unaudited interim consolidated financial statements for the period ending June 30, 2026.

99.2	Management’s discussion and analysis of financial conditions and results of operations for the period ended June 30, 2026.

99.3	Form 52-109F2 - CEO Certification of interim filings; and

99.4	Form 52-109F2 - CFO Certification of interim filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2026	XTRA-GOLD RESOURCES CORP.
(Registrant)

	By:	/s/ James Longshore
James Longshore, Chief Executive Officer